UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of Article 157, paragraph 4 of Law n. 6404/76”), and the Brazilian Securities Commission (“CVM”) Rule n. 358/02, as a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January, 23rd, February 16th and 23th, June 13th 2017, July 7, and October 30, 2017, hereby announces to its shareholders and to the market in general that CPFL Energia received from its controlling shareholder, State Grid Brazil Power Participações S.A. (“State Grid Brazil”), the letter transcribed below:

“São Paulo, October 31, 2017

To

CPFL ENERGIA S.A.

Rua Gomes de Carvalho, No. 1.510, room 142

Vila Olímpia, São Paulo/SP

ZIP Code 04547-005

At.: Mr. Gustavo Estrella

Ref.: Approval of the Mandatory Tender Offer Resulting from Transfer of Control

Dear Sirs,

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A., a privately held company with headquarters in the city of São Paulo, state of São Paulo, at Avenida Paulista, No. 726, 1207, room 04, registered with the CNPJ/MF under the number 26.002.119/0001-97 (“State Grid Brazil”), hereby informs CPFL Energia S.A. (“CPFL Energia”) of the following:

(i)                 On October 26, 2017, the CVM formally approved all relevant documents and the continuity of the Mandatory Tender Offer resulting from the direct transfer of control of CPFL Energia (the “Offer”), pursuant to article 254-A of Law 6,404, dated as of December 15, 1976, article 29 of CVM Instruction 361, dated as of March 05, 2002, the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and “Novo Mercado”) and CPFL Energia’s bylaws.

(ii)               As a result of such approval, in accordance with article 11 of the CVM Instruction 361/02, State Grid Brazil will publish on October 31, 2017 in the newspaper “Valor Econômico” the Form of Notice of the Offer (“Form of Notice”), with its applicable detailed terms and conditions in Portuguese.

(iii)             State Grid Brazil will also publish in the October 31, 2017 edition of the “The Wall Street Journal” an announcement in English regarding the Offer.

(iv)              In addition to the printed and online disclosures described above, the Form of Notice will be available at the following addresses and websites:

CPFL Energia S.A.

Rua Gomes de Carvalho, nº 1.510, 14th floor, conj. 02

CEP 04547-005 – São Paulo, SP

http://cpfl.riweb.com.br/

COMISSÃO DE VALORES MOBILIÁRIOS - CVM

Rua Cincinato Braga, nº 340, 2nd floor / Rua Sete de Setembro, nº 111, 2nd floor

CEP 01333-010 – São Paulo, SP / CEP 20159-900 – Rio de Janeiro, RJ

www.cvm.gov.br

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitschek, nº 2.041 and 2.235 (Bloco A), 24th floor

CEP 04543-011 – São Paulo, SP

https://www.santander.com.br/br/pessoa-juridica/corporate-finance/ofertas-em-andamento

Bank of America Merrill Lynch Banco Múltiplo S.A.

Avenida Brigadeiro Faria Lima, nº 3.400, 18th floor

CEP 04538-132 - São Paulo, SP,

http://www.merrilllynch-brasil.com.br/

B3 S.A. – Brasil, Bolsa Balcão

Praça Antonio Prado, nº 48, 2th floor - Directory of Operations

CEP 01010-901 – São Paulo, SP

www.b3.com.br

U.S. Securities and Exchange Commission

100 F Street, NE

Room 1580

Washington, DC 20549  (Unofficial English Translation Only)

www.sec.gov

In accordance with the CVM Instruction 358, dated as of January 03, 2002, State Grid Brazil requests the Company to publicly disclose the contents of this message.

Very truly yours,

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

___________________________________

DAOBIAO CHEN

Chief Executive Officer/ Diretor Presidente”

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

Campinas, October 31, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.